================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)
                            ------------------------

                              HILITE INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                          CARRERAS, KESTNER & CO., LLC
                              HILITE HOLDINGS, LLC
                              HILITE MERGECO, INC.

                                   (BIDDERS)
                            ------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  431353 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               JOSEPH W. CARRERAS
                              HILITE HOLDINGS, LLC
                              HILITE MERGECO, INC.
                                TERMINAL TOWER
                                50 PUBLIC SQUARE
                             CLEVELAND, OHIO   44113
                                 (216) 771-6700
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                   COPIES TO:

                           CHRISTOPHER M. KELLY, ESQ.
                             PATRICK J. LEDDY, ESQ.
                           JONES, DAY, REAVIS & POGUE
                                   NORTH POINT
                               901 LAKESIDE AVENUE
                              CLEVELAND, OHIO 44113
                                 (216) 586-3939

                            ------------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction Valuation(1)                         Amount of Filing Fee(2)
           $71,537,850                                      $14,308
--------------------------------------------------------------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:  $14,308           Filing party: Hilite Industries, Inc.
                         --------------                  -----------------------

Form or registration no.:Schedule 13E-4    Date filed:  May 3, 1999
                         --------------                 -----------

--------
1 For purposes of calculating the filing fee only. Based upon 5,020,200 shares of common stock of Hilite Industries, Inc. at $14.25 per share (the sum of (i) 4,900,000 outstanding shares of common stock and (ii) 120,200 outstanding options to purchase shares of common stock of Hilite Industries, Inc.)

2 The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate transaction.

                                  TENDER OFFER


         This Amendment No. 2 to Schedule 14D-1 relates to the tender offer by Hilite Industries, Inc. on behalf of Carreras, Kestner & Co., LLC, a Delaware limited liability company ("CK&Co."), Hilite Holdings, LLC, a Delaware limited liability company ("Buyer"), and Hilite Mergeco, Inc., a Delaware corporation ("Merger Subsidiary"), to purchase all the issued and outstanding shares of its common stock, $0.01 par value per share (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 1999 (the "Offer to Purchase") and the related letter of transmittal copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by CK&Co., Buyer and Merger Subsidiary.

         (a)-(d) and (g) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 15. Certain Information Concerning Buyer and Merger Subsidiary" and "SCHEDULE I. Directors and Executive Officers of the Company" is incorporated herein by reference.

         The information set forth in the Offer to Purchase under "THE TENDER OFFER -Section 15. Certain Information Concerning Buyer and Merger Subsidiary" is hereby amended as follows:

                  The section heading is hereby amended to "THE TENDER OFFER --
         Section 15. Certain Information Concerning CK&Co., Buyer and Merger Subsidiary".

                  The following paragraph is hereby added before the first paragraph on page 43 under "THE TENDER OFFER -- Section 15. Certain Information Concerning CK&Co., Buyer and Merger Subsidiary":

                           "CK&Co. CK&Co. is a Delaware limited liability
                  company formed in connection with the investment program among CK&Co., Carreras Kestner Investors, L.L.C., Citicorp Venture Capital Corporation, Key Equity Capital Corporation/Key Equity Partners 99, and Kelso and Company, L.P. (collectively, the "Investors"). CK&Co., as the manager of the investment program is responsible for finding, structuring, and negotiating transactions for the Investors. The principal executive offices of CK&Co. are located at Terminal Tower, 50 Public Square, 32nd Floor, Cleveland, Ohio 44113.

                           Joseph W. Carreras and Michael T. Kestner are the
                  members of CK&Co. Both are citizens of the United States."

                  The information set forth in the last paragraph on page 43 and the first paragraph on page 44 under "THE TENDER OFFER -- Section 15. Certain Information Concerning CK&Co., Buyer and Merger Subsidiary" is hereby amended and restated as follows:

                            "For certain information concerning the Directors
                  and Executive Officers of CK&Co., Buyer and Merger Subsidiary see Schedule I to this Offer to Purchase. Except as set forth in this Offer to Purchase: (i) neither CK&Co., Buyer or Merger Subsidiary nor, to the knowledge of any of the foregoing, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to own any Shares or any other equity securities of the Company; (ii) neither CK&Co., Buyer or Merger Subsidiary nor, to the best knowledge of any of the foregoing, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or other equity securities of the Company during the past sixty days; (iii) neither CK&Co., Buyer or Merger Subsidiary nor, to the best knowledge of any of the foregoing, any of the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, contracts, arrangements, understandings and relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts, calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents, or abstentions; (iv) since July 1, 1998, there have been no transactions or business relationships that would be required to be disclosed under the rules and regulations of the Commission between any of CK&Co., Buyer or Merger Subsidiary or any of their respective subsidiaries or to the best knowledge of any of CK&Co., Buyer or Merger Subsidiary, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand; and (v) since July 1, 1998, there have been no contracts, negotiations or transactions between any of CK&Co., Buyer or Merger Subsidiary or any of their respective subsidiaries or, to the best knowledge of any of CK&Co., Buyer or Merger Subsidiary, any of the persons listed in Schedule I of this Offer to Purchase, on the one hand, and the Company or its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, and election of directors or a sale or other transfer of a material amount of assets of the Company or any of its subsidiaries.

                           Neither CK&Co., Buyer nor Merger Subsidiary had any
                  relationship with the Company prior to the commencement of the discussions that led to the execution of the Merger Agreement. None of CK&Co., Buyer and Merger Subsidiary believe that it is an "affiliate" of the Company within the meaning of Rule 13e-3 under the Exchange Act."




         (e)-(f) Neither CK&Co., Buyer, Merger Subsidiary, nor any natural person listed in "THE TENDER OFFER -- Section 15. Certain Information Concerning CK&Co., Buyer and Merger Subsidiary" of the Offer to Purchase during the past five years, to its or his knowledge, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Offer to Purchase under "INTRODUCTION" and "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" is incorporated herein by reference. Pursuant to the Stockholders Agreement, dated as of April 26, 1999, among Buyer, Merger Subsidiary and certain stockholders of the Company listed on Schedule A to that agreement (the "Continuing Stockholders"), Buyer and Merger Subsidiary may be construed as being the beneficial owners of 3,802,650 Shares. Such Shares constitute 75.7% of the outstanding Shares. Buyer and Merger Subsidiary filed statements on Schedule 13D relating to such beneficial ownership on May 7,1999 and Buyer, Merger Subsidiary and the Continuing Stockholders filed an amendment to the statement on Schedule 13D relating to such beneficial ownership on May 20, 1999. CK&Co. does not beneficially own any Shares of the Company.

         (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS" -- The Merger Agreement and the Stockholders Agreement" is incorporated herein by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

         Item 11 is hereby amended and supplemented to add the following:

         (a)(10) Press release issued by Hilite Industries, Inc. on May 28,
                  1999.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 1999
                                        HILITE HOLDINGS, LLC

                                        /s/ JOSEPH W. CARRERAS

                                        ------------------------------------
                                        By: Joseph W. Carreras
                                              President

                                        HILITE MERGECO, INC.

                                        /s/ JOSEPH W. CARRERAS

                                        ------------------------------------
                                        By: Joseph W. Carreras
                                              President

                                        CARRERAS, KESTNER & CO., LLC

                                        /s/ JOSEPH W. CARRERAS

                                        ------------------------------------
                                        By: Joseph W. Carreras
                                              Member

                                 EXHIBIT INDEX



EXHIBIT
NUMBER                            Description
-------                           ------------

(a)(10) Press Release issued by the Company On May 28, 1999.